Exhibit 12.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)	2012	2011	2010
Loss from continuing operations before income taxes (1)	$(50,951)	$(1,441)	(20,722)
Add (deduct)
Distributions from equity investments	817	156	—
(Income) loss from equity method investees	(683)	894	656
Capitalized interest	(193)	—	(433)
Fixed Charges	59,438	49,218	27,262

Earnings, as defined	$8,428	$48,827	$6,763

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$58,079	$47,784	$25,430
Capitalized interest	193	—	433
Portion of rental expense under operating leases representative of the interest factor	1,166	1,434	1,399

Total fixed charges	$59,438	$49,218	$27,262

Ratio of earnings to fixed charges (2)	0.1	1.0	0.2

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).